EVEREST
199 S LOS ROBLES AVE
SUITE 200
PASADENA CA 91101
TEL: 626-585-5920
FAX: 626-585-5929


May 9, 2006


TO HOLDERS OF UNITS OF
AMERICAN REPUBLIC REALTY FUND I

     Re: Offer to Purchase Units for $300 Per Unit - Highest Price Ever Offered

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE your Units of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership") at a cash purchase price of $300 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $75 per transfer (regardless of the number of units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $75 per Unit (33%) more than the highest prior third-party offer for Units of which Purchaser is aware.

     o The Units are illiquid. There is very little, if any, trading of Units. For at least the last two years, offers like this one have been the main source of opportunities to sell your Units. There is never any certainty if or when you may receive another offer for your Units.

     o The Partnership will not be required to terminate before December 31, 2012, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement, and, according to the Partnership's public reports, the termination date can be extended if certain events occur.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on June 9, 2006. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                                Very truly yours,

                                                EVEREST MANAGEMENT, LLC